Exhibit 99.1

Press Release

GasLog Ltd. Reports Financial Results for the Quarter Ended March 31, 2013

Monaco, May 15, 2013, GasLog Ltd. (“GasLog”) (NYSE: GLOG), an international owner, operator and manager of liquefied natural gas (“LNG”) carriers, today reported its financial results for the quarter ended March 31, 2013.

Highlights

•	Delivery of GasLog Shanghai and GasLog Santiago ahead of schedule with concurrent delivery to the charterer.
•	Quarterly dividend of $0.11 per common share is payable on June 11, 2013.
•	For the first quarter, GasLog reports Profit of $5.9 million, EBITDA(1) of $13.9 million and EPS of $0.09.
•	GasLog accepted an offer letter of $160 million for the refinancing of an existing loan facility and general corporate purposes.

CEO Statement

Mr. Paul Wogan, Chief Executive Officer, stated “This has been a good quarter for GasLog. We continued to execute on the business plan that we outlined at the time of our IPO with the delivery of two newbuildings on budget and ahead of schedule. All four vessels in the fleet achieved 100% utilization. We announced the further growth of our fleet with the order of two newbuildings at Samsung for 10-year charter to a subsidiary of BG Group plc. We continue to be excited about opportunities both to optimize our capital structure and utilize our platform for further accretive growth.”

Dividend Declaration

On May 14, 2013, the Board of Directors declared a quarterly cash dividend of $0.11 per common share payable on June 11, 2013 to stockholders of record as of May 28, 2013.

Delivery of GasLog Shanghai and GasLog Santiago ahead of schedule

On January 28, 2013 and March 25, 2013, GasLog took delivery of the GasLog Shanghai and the GasLog Santiago, respectively, two LNG carriers of 155,000 cubic meters capacity with tri-fuel diesel electric propulsion constructed by Samsung Heavy Industries Co. Ltd. The vessels are chartered out to a subsidiary of BG Group plc from delivery until 2018 with charterer’s option to extend the terms of the charters at specified rates.

Financial Summary

Revenues were $21.8 million for the quarter ended March 31, 2013 ($16.6 million for the quarter ended March 31, 2012). The increase is mainly attributable to the delivery of the two newbuildings.

Vessel operating and supervision costs were $4.9 million for the quarter ended March 31, 2013 ($3.5 million for the quarter ended March 31, 2012). The increase is mainly attributable to the vessel operating costs of the two newbuildings and an increase in technical maintenance expenses due to the planned intermediate surveys on the two vessels delivered in 2010.

Depreciation of fixed assets was $4.2 million for the quarter ended March 31, 2013 ($3.2 million for the quarter ended March 31, 2012). The increase is mainly attributable to the depreciation of the two newbuildings.

General and administrative expenses were $6.6 million for the quarter ended March 31, 2013 ($5.2 million for the quarter ended March 31, 2012). The increase is mainly attributable to an increase in employee related expenses, in line with GasLog’s planned growth and an increase in net foreign exchange losses, partially offset by a decrease in equity-settled compensation expense.

Financial costs and gain on interest rate swaps, net were $0.7 million for the quarter ended March 31, 2013 ($2.9 million for the quarter ended March 31, 2012). The decrease is attributable to an increase of $3.1 million in unrealized gain on interest rate swaps partially offset by an increase of $0.9 million in other financial costs.

Profit was $5.9 million for the quarter ended March 31, 2013 ($2.2 million for the quarter ended March 31, 2012). This increase is mainly attributable to the delivery of the two newbuildings as well as the other factors mentioned above.

EPS was $0.09 for the quarter ended March 31, 2013 ($0.06 for the quarter ended March 31, 2012). The increase in EPS is attributable to the increase in profit partially offset by the increase in the weighted average number of shares.

EBITDA(1) was $13.9 million for the quarter ended March 31, 2013 ($8.4 million for the quarter ended March 31, 2012).

Adjusted Profit(1) was $3.2 million for the quarter ended March 31, 2013 ($2.1 million for the quarter ended March 31, 2012), after excluding the effects of the unrealized gain on interest rate swaps and foreign exchange losses.

Adjusted EPS(1) was $0.05 for the quarter ended March 31, 2013 ($0.05 for the quarter ended March 31, 2012).

Adjusted EBITDA(1) was $11.3 million for the quarter ended March 31, 2013 ($8.3 million for the quarter ended March 31, 2012).

(1) EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS are non-GAAP financial measures, and should not be used in isolation or as a substitute for GasLog’s financial results presented in accordance with IFRS. For definitions and reconciliations of these measurements to the most directly comparable financial measures calculated and presented in accordance with International Financial Reporting Standards (“IFRS”), please refer to Exhibit II at the end of this press release.

For a detailed discussion of GasLog’s financial results for the quarter ended March 31, 2013, please refer to the Financial Report for the Three Months Ended March 31, 2013, furnished on Form 6-K to the United States Securities and Exchange Commission (the “Q1 6-K”).

http://www.gaslogltd.com/investor-relations/sec-filings

Contracted Charter Revenues

GasLog’s contracted charter revenues are estimated to increase from $56 million for the fiscal year 2012 to $234 million for the fiscal year 2016, based on contracts in effect as of today for the ten ships in GasLog’s owned fleet for which time charters have been secured, including contracts for six newbuildings that are scheduled to be delivered on various dates in 2013, 2014 and 2016. For further details please refer to the Q1 6-K.

Liquidity and Financing

As of March 31, 2013, GasLog had cash and cash equivalents of $63 million and short-term investments in time deposits of $72.3 million.

As of March 31, 2013, GasLog had an aggregate of $521.2 million of indebtedness outstanding under three credit agreements, of which $130.7 million is repayable within one year. GasLog has accepted an offer letter for a term loan facility of $110 million and a revolving credit facility of up to $50 million for the purpose of refinancing an existing facility of an outstanding amount of $105.6 million, presented under current debt, and for general corporate purposes. In addition there are three loan facilities with an aggregate undrawn amount of $856 million that will be used to partially finance the delivery of six newbuildings.

GasLog’s current commitments for capital expenditures are related to the eight LNG carriers on order, which have a gross aggregate contract price of approximately $1.57 billion. As of March 31, 2013, the total remaining balance of the contract prices of the eight newbuildings on order was $1.4 billion, that will be funded with available cash, cash from operations, existing debt and other financings.

GasLog’s expected floating interest rate exposure has been hedged at a weighted average interest rate of approximately 4.3% (including margin) as of March 31, 2013.

Business Update

As of March 31, 2013 GasLog has eight newbuildings on order at Samsung Heavy Industries. The six vessels presently under construction were on schedule and within budget. Three of the vessels under construction are scheduled to be delivered within 2013.

The four on-the-water ships in GasLog’s fleet as of March 31, 2013, currently on multi-year charters to a subsidiary of BG Group plc, performed without any off-hire during the quarter ended March 31, 2013, thereby achieving full utilization for the period.

As of March 31, 2013 GasLog continued to hold priced options for four additional LNG carriers at Samsung Heavy Industries Co. Ltd.

LNG Industry Update

GasLog believes the current supply and demand dynamics of the LNG industry are positive for LNG shipping. There continues to be progress on new LNG production projects, and the new volumes and potentially greater voyage distances should create increased requirements for LNG carriers.

The first quarter of 2013 saw a decrease in the short term rates for LNG ships. This has been attributed by observers to production disruption at a small number of LNG plants, leading to a lack of available spot cargoes and an availability of ships.

The long-term fundamentals for LNG production, continue to look strong. Two export projects under construction, Sabine Pass in the USA and Australia Pacific LNG in Australia, have both announced they are on track to start producing either on, or slightly ahead of schedule. More companies have signed up for prospective LNG supply volumes from the USA. We have seen further progress offshore East Africa and a continued expectation that this region will become a major LNG export hub in the next decade.

We have seen some older technology ships continue to experience idle time. However, on a historical basis LNG shipping rates remain firm, and we expect this firmness to be reflected in the longer-term charter market.

GasLog believes the robust development of new LNG supply projects and growing global demand for natural gas is likely to drive the need for more LNG carriers. LNG project developers are typically large multinational oil and gas companies with exacting standards for safety and reliability. In addition, we continue to expect a preference for the latest technology in ship design and propulsion. GasLog believes first class charterers will continue to engage experienced LNG shipowners to provide high quality LNG carriers for multi-year charter requirements.

Outlook

GasLog believes the strong fundamentals of the LNG industry will provide significant growth opportunities for GasLog’s high quality LNG shipping operations. We will continue to focus on delivering the growth of the business, through the on-time delivery of the newbuilding fleet, while ensuring full utilization of the existing ships. GasLog expects that the strategy of leveraging its established platform and customer relationships will aid in qualifying for charter possibilities for the two uncommitted newbuildings as well as the options it holds for four additional newbuildings. GasLog’s experience and track record may also allow GasLog to explore possibilities for industry consolidation.

Conference Call

GasLog will host a conference call at 8:30 a.m. Eastern Time (1:30 p.m. London Time) on Wednesday, May 15, 2013 to discuss the first quarter 2013 results. The dial-in number is 1-646-254-3363 (New York, NY) and +44 (0) 203 427 1914 (London, UK), passcode is 6771517. A live webcast of the conference call will also be available on the investor relations page of GasLog’s website at http://www.gaslogltd.com/investor-relations.

For those unable to participate in the conference call, a replay will be available from 12:30 p.m. Eastern Time (5:30 p.m. London Time) on May 15, 2013 until 6:00 p.m. Eastern Time on Tuesday May 21, 2013 (11:00 p.m. London Time). The replay dial-in number is 1-347-366-9565 (New York) and +44 (0) 203 427 0598 (London). The replay passcode is 6771517.

About GasLog Ltd.

GasLog is an international owner, operator and manager of LNG carriers. GasLog’s fleet consists of 12 wholly-owned LNG carriers, including two ships delivered in 2010, two ships delivered in 2013 and eight LNG carriers on order. In addition, GasLog currently has 12 LNG carriers operating under its technical management for external customers. GasLog’s principal executive offices are at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. GasLog’s website is http://www.gaslogltd.com.

Forward Looking Statements

This press release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The reader is cautioned not to rely on these forward-looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from our expectations and projections. Risks and uncertainties include, but are not limited to, general LNG and LNG shipping market conditions and trends, including charter rates, ship values, factors affecting supply and demand and opportunities for the profitable operations of LNG carriers; our continued ability to enter into multi-year time charters with our customers; our contracted charter revenue; our customers’ performance of their obligations under our time charters and other contracts; the effect of the worldwide economic slowdown; future operating or financial results and future revenue and expenses; our future financial condition and liquidity; our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, and funding by banks of their financial commitments; future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending or operating expenses; our ability to enter into shipbuilding contracts for newbuilding ships and our expectations about the availability of existing LNG carriers to purchase, as well as our ability to consummate any such acquisitions; our expectations about the time that it may take to construct and deliver newbuilding ships and the useful lives of our ships; number of off-hire days, drydocking requirements and insurance costs; our anticipated general and administrative expenses; fluctuations in currencies and interest rates; our ability to maintain long-term relationships with major energy companies; expiration dates and extensions of charters; our ability to maximize the use of our ships, including the re-employment or disposal of ships no longer under multi-year charter commitments; environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities; risks inherent in ship operation, including the discharge of pollutants; availability of skilled labor, ship crews and management; potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists; and potential liability from future litigation. A further list and description of these risks, uncertainties and other factors can be found in our Annual Report filed March 28, 2013. Copies of the Annual Report, as well as subsequent filings, are available online at www.sec.gov or on request from us. We do not undertake to update any forward-looking statements as a result of new information or future events or developments.

Contacts:

Simon Crowe (CFO, GasLog, Monaco)

Phone: +377 9797 5115

Thor Knappe (GasLog, Monaco)

Phone: +377 9797 5117

Phone: +1 203-428-3231 (Ray Posadas, Solebury Communications, NYC)

Email: ir@gaslogltd.com

EXHIBIT I – Unaudited Interim Financial Information

Unaudited condensed consolidated statements of financial position

As of December 31, 2012 and March 31, 2013

(All amounts expressed in U.S. Dollars)

	December 31, 2012	March 31, 2013
Assets	(restated)(1)
Non-current assets
Goodwill	9,511,140	9,511,140
Investment in associate	6,856,144	6,854,378
Deferred financing costs	24,278,983	20,152,705
Other non-current assets	4,071,071	3,996,552
Tangible fixed assets	426,879,545	799,643,238
Vessels under construction	217,321,572	180,650,572
Total non-current assets	688,918,455	1,020,808,585
Current assets
Trade and other receivables	2,431,852	2,762,175
Dividends receivable and due from related parties	859,121	2,082,817
Inventories	480,554	912,229
Prepayments and other current assets	425,385	868,869
Short-term investments	104,674,150	72,283,350
Cash and cash equivalents	110,978,315	63,006,246
Total current assets	219,849,377	141,915,686
Total assets	908,767,832	1,162,724,271
Equity and liabilities
Equity
Share capital	628,632	628,632
Contributed surplus	621,879,379	614,964,431
Reserves	(11,049,090)	(8,779,073)
Accumulated deficit	(8,187,530)	(2,294,086)
Equity attributable to owners of the Group	603,271,391	604,519,904
Current liabilities
Trade accounts payable	1,794,300	3,685,801
Ship management creditors	850,680	563,360
Amounts due to related parties	121,663	97,649
Derivative financial instruments	7,144,738	7,686,087
Other payables and accruals	15,094,483	12,227,022
Loans—current portion	25,753,343	128,550,259
Total current liabilities	50,759,207	152,810,178
Non-current liabilities
Derivative financial instruments	24,183,718	18,133,402
Loans—non-current portion	228,514,890	385,220,527
Other non-current liabilities	2,038,626	2,040,260
Total non-current liabilities	254,737,234	405,394,189
Total equity and liabilities	908,767,832	1,162,724,271

(1) restated to account for the retrospective application of IAS 19 Employee Benefits.

Unaudited condensed consolidated statements of profit or loss

For the three months ended March 31, 2012 and 2013

(All amounts expressed in U.S. Dollars)

	For the three months ended
	March 31, 2012	March 31, 2013
Revenues	16,602,387	21,776,858
Vessel operating and supervision costs	(3,488,188)	(4,876,900)
Depreciation of fixed assets	(3,235,208)	(4,240,496)
General and administrative expenses	(5,184,767)	(6,614,660)
Profit from operations	4,694,224	6,044,802

Financial costs and gain on interest rate swaps, net	(2,906,447)	(718,400)
Financial income	—	178,781
Share of profit of associate	383,287	388,261
Total other expense	(2,523,160)	(151,358)
Profit for the period attributable to owners of the Group	2,171,064	5,893,444

Earnings per share – basic and diluted	0.06	0.09

Unaudited condensed consolidated statements of cash flow

For the three months ended March 31, 2012 and 2013

(All amounts expressed in U.S. Dollars)

	For the three months ended
	March 31, 2012	March 31, 2013
Cash flows from operating activities:
Profit for the period	2,171,064	5,893,444
Adjustments for:
Depreciation of fixed assets	3,235,208	4,240,496
Share of profit of associate	(383,287)	(388,261)
Financial income	—	(178,781)
Financial costs and gain on interest rate swaps, net	2,906,447	718,400
Unrealized foreign exchange losses on cash and cash equivalents and short-term investments	—	939,181
Expense recognized in respect of equity-settled share based payments	1,424,404	—
	9,353,836	11,224,479
Movements in working capital	(3,409,648)	(5,518,459)
Cash provided by operations	5,944,188	5,706,020
Interest paid	(2,922,981)	(2,573,813)
Net cash from operating activities	3,021,207	3,132,207
Cash flows from investing activities:
Dividends received from associate	950,000	750,000
Payments for tangible fixed assets and vessels under construction	(21,225,860)	(339,736,540)
Purchase of short-term investments	—	(1,469,200)
Maturity of short-term investments	—	33,600,000
Financial income received	—	114,602
Net cash used in investing activities	(20,275,860)	(306,741,138)
Cash flows from financing activities:
Bank loan drawdown	—	272,500,000
Bank loan repayments	(6,850,114)	(6,957,682)
Increase in advances from related parties	3,350,050	—
Payment of loan issuance costs	(8,980,335)	(2,311,327)
Payment of initial public offering (“IPO”) costs	(728,526)	—
Dividends paid	—	(6,914,948)
Capital contributions	18,662,935	—
Net cash from financing activities	5,454,010	256,316,043
Effects of exchange rate changes on cash and cash equivalents	—	(679,181)
Decrease in cash and cash equivalents	(11,800,643)	(47,972,069)
Cash and cash equivalents, beginning of the period	20,092,909	110,978,315
Cash and cash equivalents, end of the period	8,292,266	63,006,246

EXHIBIT II

Non-GAAP Financial Measures:

EBITDA represents earnings before interest income and expense, taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA before unrealized gain on interest rate swaps and foreign exchange losses. Adjusted Profit and Adjusted EPS represent earnings and earnings per share, respectively, before unrealized gain on interest rate swaps and foreign exchange losses. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS, which are non-GAAP financial measures, are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. We believe that including EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to continue to hold our common shares. This increased comparability is achieved by excluding the potentially disparate effects between periods of, in the case of EBITDA and Adjusted EBITDA, interest, taxes, depreciation and amortization and, and in the case of Adjusted EBITDA, Adjusted Profit and Adjusted EPS, unrealized gain on interest rate swaps and foreign exchange losses, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect results of operations between periods.

EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, profit, profit from operations, earnings per share or any other measure of financial performance presented in accordance with IFRS. These non-GAAP financial measures exclude some, but not all, items that affect profit, and these measures may vary among companies. In evaluating Adjusted EBITDA, Adjusted Profit and Adjusted EPS, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA, Adjusted Profit and Adjusted EPS should not be construed as an inference that our future results will be unaffected by the excluded items. Therefore, the non-GAAP financial measures as presented below may not be comparable to similarly titled measures of other companies in the shipping or other industries.

Reconciliation of EBITDA and Adjusted EBITDA to Profit:

(All amounts expressed in U.S. Dollars)

	For the three months ended
	March 31, 2012	March 31, 2013
Profit for the period	2,171,064	5,893,444
Depreciation of fixed assets	3,235,208	4,240,496
Financial costs excluding gain on interest rate swaps	3,008,430	3,957,350
Financial income	—	(178,781)
EBITDA	8,414,702	13,912,509
Unrealized gain on interest rate swaps, net	(101,983)	(3,238,950)
Foreign exchange losses, net	17,996	590,299
Adjusted EBITDA	8,330,715	11,263,858

Reconciliation of Adjusted Profit to Profit:

(All amounts expressed in U.S. Dollars)

	For the three months ended
	March 31, 2012	March 31, 2013
Profit for the period	2,171,064	5,893,444
Unrealized gain on interest rate swaps, net	(101,983)	(3,238,950)
Foreign exchange losses, net	17,996	590,299
Adjusted Profit for the period	2,087,077	3,244,793

Reconciliation of Adjusted Earnings Per Share to Earnings Per Share:

(All amounts expressed in U.S. Dollars)

	Three months ended
	March 31, 2012	March 31, 2013
Profit for the period attributable to owners of the Group	2,171,064	5,893,444
Less: Earnings allocated to manager shares and subsidiary manager shares	128,988	—
Earnings attributable to the owners of common shares used in the calculation of basic EPS	2,042,076	5,893,444
Weighted average number of shares outstanding, basic	36,778,378	62,863,166
EPS	0.06	0.09

Adjusted profit for the period attributable to owners of the Group	2,087,077	3,244,793
Less: Adjusted earnings allocated to manager shares and subsidiary manager shares	123,998	—
Adjusted earnings attributable to the owners of common shares used in the calculation of basic EPS	1,963,079	3,244,793
Weighted average number of shares outstanding	36,778,378	62,863,166
Adjusted EPS	0.05	0.05